LIST OF SUBSIDIARIES

Subsidiaries	Incorporating Jurisdiction

Intravelnet Ltd.	Ontario, Canada
ATM Travel Group Ltd. (“ATM”)	British Columbia, Canada
Spirit Yacht Charters Ltd.	Washington State, USA
American Life Settlement Society LLC	State of Delaware, USA